EXHIBIT 99.1

News Release

Rosetta Genomics Announces Commercial Availability of Its Second MicroRNA-Based Diagnostic Test - miRview™ mets; Will Hold Teleconference Today to Discuss Launch of Products

•	miRview™ mets can accurately identify the primary tumor site in patients presenting with metastatic cancer, as well in patients whose tumor has been labeled Cancer of Unknown Primary (CUP)
•	In the US alone hundreds of thousands of patients are diagnosed each year with metastatic cancer, and approximately 70,000 patients are diagnosed with CUP each year
•	Rosetta Genomics will hold a conference call today, Monday, December 22nd, at 08:30 am EST, to discuss the launch of its microRNA-based tests

Rehovot, Israel; Jersey City, New Jersey; Philadelphia, Pennsylvania (December 22, 2008) –Rosetta Genomics, Ltd. (NASDQ: ROSG), a leading developer of microRNA-based molecular diagnostics, announced today the commercial availability of its second diagnostic test, miRview™ mets. The test is now commercially available through Rosetta Genomics CLIA-certified lab in Philadelphia.

The test identifies 25 different tumor types, including, but not limited to, those from the following tissue origins: colon, brain, breast, kidney, liver, lung, ovary, pancreas, prostate, and testis. The test leverages proprietary microRNA technology developed by Rosetta Genomics, and measures the expression level of 48 microRNA biomarkers in the tumor.

To order the test, physicians may contact 1-888-522-7971, or visit the company’s website www.rosettagenomics.com.

This is Rosetta Genomics’ second commercially available microRNA-based test, following the introduction of miRview™ squamous last week. The company expects miRview™ meso, a test differentiating mesothelioma from adenocarcinoma in the lung, to soon be commercially available.

By the end of 2008, Rosetta Genomics expects to be able to offer three microRNA-based tests.

“Rosetta Genomics has made a commitment to deliver its first three microRNA-based tests by the end of the year, and today we are just days away from fully delivering on our promise,” said Amir Avniel, CEO and President of Rosetta Genomics. “Today, we are announcing the availability of miRview™ mets, a test which leverages our proprietary microRNA-based technologies to identify the primary origin of a metastasis. Our scientists are currently finalizing miRview™ meso, and expect it to be added to our test offerings by the end of the year. We believe our recently introduced miRview™ tests will play a key role in enhancing patient care worldwide.”

The test’s high confidence predictions reach 90% sensitivity with 99% specificity and this relates to the majority cases.

“In contrast to current methods for identifying a metastasis’ origin, which may include a wide range of costly, time consuming, and at times inefficient tests, miRview™ mets provides the physician with an accurate identification of the tumor’s origin,” noted Dr. Ranit Aharonov, Executive Vice President R&D, Head of Computational Biology at Rosetta Genomics. “We have designed miRview™ mets so that it follows a clear biological rationale and it utilizes a relatively small number of molecular markers which makes it both a robust and a transparent assay.”

In the U.S., hundreds of thousands of patients are diagnosed each year with a cancer that has already metastasized. Oncologists and pathologists are constantly faced with a diagnostic dilemma when trying to identify the primary origin of a patient’s metastasis. As metastases need to be treated according to their primary origin, accurate identification of the metastases’ primary origin can be critical for determining appropriate treatment.

For approximately 70,000 patients each year in the US alone, the primary origin of the metastases is never identified, and the patient’s cancer is labeled “Cancer of Unknown Primary” (CUP).  Rosetta Genomics developed miRview™ mets to apply the benefits of microRNA biomarkers for the identification of tumor origin.

“Joining miRview™ squamous, miRview™ mets is yet another great example of how the benefits of our microRNA biomarkers can be applied in molecular diagnostics,” said Dr. Ayelet Chajut, Executive Vice President R&D, Head of Molecular Biology at the company. “The introduction of our first tests in a relatively short timeframe attests to our strong R&D capabilities and was made possible by the work of our dedicated scientists.”

Rosetta Genomics will host a conference call with a simultaneous webcast to discuss the future launch of its products today, Monday December 22, at 8:30 a.m. EST.

To access the live conference call, U.S. and Canadian participants may dial 1-866-966-5335; international participants may dial +44-20-3023-4460. To access the 24-hour audio replay, U.S. and Canadian participants may dial 1-866-583-1035; international participants may dial 44-20-8196-1998. The access code for the replay is 181543#. The replay will be available until December 30, 2008.

A live audio webcast of the call will also be available on the "Investors" section of the company's website www.rosettagenomics.com.  An archived webcast will be available on the Company's website approximately two hours after the event, and will be archived for 30 days thereafter.

About microRNAs
MicroRNAs (miRNAs) are recently discovered, naturally occurring, small RNAs that act as master regulators and have the potential to form the basis for a new class of diagnostics and therapeutics.  Since many diseases are caused by the abnormal activity of proteins, the ability to selectively regulate protein activity through microRNAs could provide the means to treat a wide range of human diseases.  In addition, microRNAs have been shown to have different expression in various pathological conditions.  As a result, these differences may provide for a novel diagnostic strategy for many diseases.

About Rosetta Genomics
Rosetta Genomics (Nasdaq: ROSG) is a leading developer of microRNA-based molecular diagnostics.   Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong IP position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The company’s first microRNA-based tests, are now commercially available through its Philadelphia-based CLIA-certified lab.

Contact:
Media& Investors
Ron Kamienchick
T: 1-(646)- 509 1893
E: investors@rosettagenomics.com

Forward-Looking Statement Disclaimer
Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the role of microRNAs in human physiology and disease, the potential of microRNAs in the diagnosis and treatment of disease and the timing of introduction of additional microRNA-based diagnostic tests, including miRview meso,  constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta’s approach to discover and develop novel diagnostics and therapeutic tools, which is unproven and may never lead to commercially accepted products or services; Rosetta’s  ability to fund and the results of further pre-clinical and clinical trials; Rosetta’s ability to obtain, maintain and protect the intellectual property utilized by Rosetta’s products; Rosetta’s ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta’s ability to obtain additional funding to support its business activities; Rosetta’s dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta’s ability to successfully develop and commercialize its candidate tools, products and services; Rosetta’s ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta’s technology; competition from others using technology similar to Rosetta’s and others developing products for similar uses; Rosetta’s dependence on collaborators; and Rosetta’s short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2007 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.